UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File Number 000-23467

A.	Full title of the Plan:

PENWEST PHARMACEUTICALS CO.
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PENWEST PHARMACEUTICALS CO.
2981 ROUTE 22
PATTERSON, NEW YORK 12563-9970

Penwest Pharmaceuticals Co.
Savings Plan
Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

Board of Directors
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Stamford, Connecticut
June 21, 2002

Penwest Pharmaceuticals Co. Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2001	2000

Assets

Investments:

Short Term Investments	$2,082,348	$906,946

Global Aggressive Balanced Fund	—	896,322

Tactical Asset Allocation Fund	—	391,886

Global Equity Fund	—	682,513

Penwest Pharmaceuticals Co. Common Stock	2,972,392	2,681,801

Penford Corporation Common Stock	—	807,932
Participants’ Loans	67,982	46,001

	5,122,722	6,413,401
Receivables:

Employer’s contribution	68,584	53,881

Participants’ contributions	14,717	14,121

Accrued income	6,763	5,271

Open trade receivables	2,245,205	5,403

Other receivables	—	6,588

Total receivables	2,335,269	85,264

Total assets	7,457,991	6,498,665

Liabilities

Fees payable	16,083	15,372

Other payables	—	79,661

Total liabilities	16,083	95,033

Net assets available for benefits	$7,441,908	$6,403,632

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2001	2000

Additions

Investment income:

Net appreciation (depreciation) in fair value of investments	$938,077	$(553,659)

Interest and dividends	67,114	44,212

	1,005,191	(509,447)

Contributions:

Participants	432,901	415,585

Employer	226,690	238,095

	659,591	653,680

Total additions	1,664,782	144,233

Deductions

Benefits paid directly to participants	530,122	236,959

Administrative expenses	96,384	73,023

Total deductions	626,506	309,982

Net increase (decrease)	1,038,276	(165,749)

Net assets available for benefits:

Beginning of year	6,403,632	6,569,381

End of year	$7,441,908	$6,403,632

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of the Company, including part-time employees. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may contribute from 1% up to 12% of pre-tax compensation as defined in the Plan agreement. The Company may make quarterly employer matching contributions as defined in the Plan agreement, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan up to 6% of earnings. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan Year.

Participant Accounts

Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions and related Company matching and discretionary contributions, if any, to the Plan and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. As of the end of each Plan year, forfeitures of nonvested amounts are first used to restore any forfeitures for returning employees who previously worked for the Company within a five year period, and any remaining amounts are used to reduce subsequent employer contributions.

Penwest Pharmaceuticals Co. Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon is based on years of credited service and vest in accordance with the following schedule:

Credited Service	% Vested

Less than one year	0%

One year	25%

Two years	50%

Three years	75%

Four years or more	100%

In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions and earnings thereon become fully vested.

Investment Options

All of the Plan’s investment programs are fully participant directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the plan's current investment options. The Penford Corporation stock fund included account balances transferred from the Penford Plan in connection with the Company’s former parent, Penford Corporation’s distribution to its shareholders of all of the shares of the Company’s common stock effective September 1, 1998. The Plan did not permit additional investments to be made by participants into the Penford Corporation stock fund. In November 2001, in anticipation of the change of the Plan’s service providers (see Note 5), the Plan’s Administrative Committee made the decision to liquidate the Penford Corporation stock fund. All remaining shares of Penford Corporation common stock held by the Plan were sold in December 2001.

Payment of Benefits

Upon termination, permanent disability, or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.

Participant Loans

Participants may, in the event of financial hardship as defined in the Plan, borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined by the Plan’s Administrative Committee.

Penwest Pharmaceuticals Co. Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Participant Loans (continued)

Interest rates on outstanding loans as of December 31, 2001 and 2000 range from 8.0% to 10.5%. Loan terms generally range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account.

Expenses

The Plan pays its recordkeeping and investment management expenses. The Company pays all other expenses of the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Accounting Policies

Investment Valuation

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Penwest Pharmaceuticals Co. and Penford Corporation common stock are valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts were reclassified to conform to the current year’s presentation.

Penwest Pharmaceuticals Co. Savings Plan

Notes to Financial Statements (continued)

3.	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,

	2001	2000

Frank Russell Trust Company Funds:

Short-Term Investment Fund – 2,082,348 and 906,946 shares, respectively	$2,082,348	$906,946

Global Aggressive Balanced Fund – 37,794 shares	—	896,322

Tactical Asset Allocation Fund – 12,851 shares	—	391,886

Global Equity Fund – 20,261 shares	—	682,513

Penwest Pharmaceuticals Co. common stock – 148,249 and 207,289 shares, respectively	2,972,392	2,681,801

Penford Corporation common stock – 56,697 shares	—	807,932

During 2001 and 2000, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

	Year Ended December 31,

	2001	2000

Global Aggressive Balanced Fund	$(53,191)	$(28,504)

Tactical Asset Allocation Fund	(31,796)	28,996

Global Equity Fund	(87,417)	(57,247)

Penwest Pharmaceuticals Co. common stock	1,332,466	(313,168)

Penford Corporation common stock	(221,985)	(183,736)

	$938,077	$(553,659)

Penwest Pharmaceuticals Co. Savings Plan

Notes to Financial Statements (continued)

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.	Subsequent Events

The Company changed the Plan’s service providers effective January 1, 2002. In anticipation of the transfer of the Plan’s assets to the new service provider, all equity investments of the Plan, except for the Penwest Pharmaceuticals Co. common stock were liquidated as of December 31, 2001. Therefore, at December 31, 2001, Plan investments consisted of Penwest Pharmaceuticals Co. common stock, short term investments and Participant Loans. The open trade receivables of $2,245,205 at December 31, 2001, presented in the Statements of Net Assets Available for Benefits, represents the proceeds from the liquidated investments which did not settle until January 2002. As of June 28, 2002, the Plan's assets are invested in comparable funds offered by the new Service Provider, CIGNA Retirement & Investment Services.

Penwest Pharmaceuticals Co. Savings Plan

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)

(EIN: 91-1513032, PN: 002)

December 31, 2001

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Frank Russell Trust Company	Short Term Investment Fund 2,082,348 shares	$2,082,348

*	Penwest Pharmaceuticals Co.	Penwest Pharmaceuticals Co. common stock 148,249 shares	2,972,392
*	Participant Loans	Interest rates ranging from 8.0% - 10.5%; maturity dates through 2015	67,982
			$5,122,722

*	Denotes party in interest to the Plan.

The cost column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co. Savings Plan

June 28, 2002	By: /s/ Tod R. Hamachek

Chairman of the Board and Chief Executive Officer - Penwest Pharmaceuticals Co. Savings Plan Administrative Committee